Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six months ended December 31, 2024 and 2025 should be read in conjunction with our unaudited consolidated financial statements and related notes for the six months ended December 31, 2024 and 2025, and our audited consolidated financial statements and related notes for the fiscal years ended June 30, 2024 and 2025. This discussion and analysis and other parts of this document contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this document. Under no circumstances should the inclusion of such forward-looking statements herein be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions by our Company or any other person. These forward-looking statements that speak only as of the date hereof.

REVIEW OF RESULTS OF OPERATIONS

Six months ended December 31, 2025 and 2024

Revenue

Revenue increased by S$3,232,224, or 64.2%, from S$5,034,080 for the six months ended December 31, 2024 to S$8,266,304 (US$6,428,419) for the six months ended December 31, 2025. The increase was primarily attributable to higher business activity and increased demand for the Group’s services during the period.

Other income

Other income increased significantly by S$3,115,198, or 871.1%, from S$357,647 for the six months ended December 31, 2024 to S$3,472,845 (US$2,700,712) for the six months ended December 31, 2025. The increase was mainly attributable to gains arising from business transactions and other non-operating income recognized during the period.

Consumables, medical supplies and other related expenses

Consumables, medical supplies and other related expenses increased by S$981,805, or 93.6%, from S$1,049,281 for the six months ended December 31, 2024 to S$2,031,086 (US$1,579,505) for the six months ended December 31, 2025. The increase was generally in line with the higher level of business activities and revenue generated during the period.

Employee benefit expense

Employee benefit expenses increased by S$2,739,953, or 96.2%, from S$2,847,542 for the six months ended December 31, 2024 to S$5,587,495 (US$4,345,202) for the six months ended December 31, 2025. The increase was mainly attributable to an increase in headcount, higher remuneration costs and additional staff-related expenses incurred to support business expansion.

Depreciation expense

Depreciation expense increased by S$1,705,815, or 485.3%, from S$351,469 for the six months ended December 31, 2024 to S$2,057,284 (US$1,599,879) for the six months ended December 31, 2025. The increase was mainly due to higher depreciation and amortisation charges relating to right-of-use assets and property and equipment.

Rent Expense

Rent expense decreased significantly by S$115,550, or 96.3%, from S$120,000 for the six months ended December 31, 2024 to S$4,450 (US$3,461) for the six months ended December 31, 2025. The decrease was mainly attributable to the expiration of short-term lease arrangements incurred in the prior period.

Other operating expenses

Other operating expenses increased by S$264,249, or 21.3%, from S$1,242,459 for the six months ended December 31, 2024 to S$1,506,708 (US$1,171,715) for the six months ended December 31, 2025. The increase was mainly attributable to higher professional fees, administrative expenses and costs associated with the Group’s expanded operations.

Finance costs

Finance costs increased by S$118,165, or 121.1%, from S$97,619 in the six months ended December 31, 2024 to S$215,784 (US$167,808) in the six months ended December 31, 2025. The increase was mainly attributable to higher interest expenses arising from borrowings and lease liabilities.

Profit before tax

The Group recorded a profit before tax of S$336,342 (US$261,561) in the six months ended December 31, 2025, compared to a loss before tax of S$316,643 in the corresponding period of 2024. The turnaround was mainly attributable to the significant increase in revenue and other income, partially offset by higher employee benefit expenses and depreciation charges.

Income tax expense

Income tax expense increased by S$175,496 from S$388 for the six months ended December 31, 2024 to S$175,884 (US$136,779) for the six months ended December 31, 2025, which was consistent with the improvement in profitability during the period.

REVIEW OF FINANCIAL POSITION

As at December 31, 2025

Total Assets

Total assets increased by S$1.44 million, or 7.73%, from S$18.68 million as at June 30, 2025 to S$20.12 million as at December 31, 2025.

Non-current assets amounted to S$5,947,835 (US$4,625,426), representing 29.6% of total assets as at December 31, 2025, compared to S$5,385,904 as at June 30, 2025.

Non-current assets primarily comprised right-of-use assets of S$5,577,883 (US$4,337,727), property and equipment of S$321,977 (US$250,390), deferred tax assets of S$47,875 (US$37,231) and investments of S$100 (US$78).

Current assets amounted to S$14,176,918 (US$10,989,114), representing 70.4% of total assets as at December 31, 2025, compared to S$13,293,998 as at June 30, 2025.

Trade and other receivables amounted to S$10,752,128 (US$8,325,773) and represented 75.8% of current assets. Cash and cash equivalents amounted to S$1,343,303 (US$1,044,640) and represented 9.5% of current assets. Amounts due from related parties and a third party amounted to S$1,716,505 (US$1,334,867) in aggregate.

Total Liabilities

Total liabilities increased by S$358,416, or 2.7%, from S$13.24 million as at June 30, 2025 to S$13.60 million as at December 31, 2025.

Current liabilities decreased by S$2,639,258, or 26.0%, from S$10,161,209 as at June 30, 2025 to S$7,521,951 (US$5,849,562) as at December 31, 2025.

Trade and other payables amounted to S$3,674,813 (US$2,857,775) and represented 48.9% of current liabilities. Current borrowings amounted to S$2,944,374 (US$2,289,738) and represented 39.1% of current liabilities. Amounts due to related parties amounted to S$887,764 (US$690,384), while asset retirement obligations amounted to S$15,000 (US$11,665).

Non-current liabilities amounted to S$6,078,211 (US$4,726,814), compared to S$3,080,537 as at June 30, 2025. The increase was mainly attributable to additional long-term borrowings.

Borrowings amounted to S$6,039,456 (US$4,696,676), representing 99.4% of total non-current liabilities, while deferred tax liabilities amounted to S$38,755 (US$30,138).

Total Equity

Total equity increased by S$1,086,435, or 20.0%, from S$5,438,156 as at June 30, 2025 to S$6,524,591 (US$5,038,164) as at December 31, 2025.

The increase was mainly attributable to profit for the period of S$160,458, foreign currency translation gains of S$425,335, share-based payment reserve movements of S$150,000 and non-controlling interests arising from the acquisition of subsidiaries of S$350,642.

Total equity increased by S$1,086,435 from S$5,438,156 as at June 30, 2025 to S$6,524,591 (US$5,038,164) as at December 31, 2025. The increase was mainly attributable to profit generated during the period, foreign currency translation gains and contributions from non-controlling interests.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its operations through internally generated funds, borrowings from financial institutions and funding from shareholders and related parties.

As at December 31, 2025, cash and cash equivalents amounted to S$1,343,303 (US$1,044,640), compared to S$3,044,466 as at June 30, 2025. Total borrowings amounted to S$8,983,830 (US$6,986,414), comprising current borrowings of S$2,944,374 and non-current borrowings of S$6,039,456.

The Directors believe that the Group has sufficient working capital and financial resources to meet its present obligations and operational requirements for at least the next twelve months.

We set out below a summary of our consolidated statements of cash flows for the period under review. The following net cash flow summary should be read in conjunction with the full text of this document, including consolidated financial statements for the six months ended December 31, 2025 and 2024, as set out in this document.

	Six months ended December 31
	2025		2024
	US$’000	S$’000	S$’000

Net cash -used in/ generated from operating activities	(1,276)	(1,640)	(3,790)
Cash generated from/ -used in investing activities	(93)	(119)	36
Net cash generated from/ -used in financing activities	(285)	(367)	9,261
Net increase /-decrease in cash and cash equivalents	(1,654)	(2,126)	5,507
Cash and cash equivalents at beginning of financial period	2,368	3,044	1,951
Effects of currency translation on cash and cash equivalents	331	425	(12)
Cash and cash equivalents at end of financial period	1,045	1,343	7,446

Six months ended December 31, 2025

For the six months ended December 31, 2025, the Group generated operating cash flows before working capital changes of S$2,528,260 (US$1,966,141).

Net changes in working capital resulted in a cash outflow of S$4,006,606, mainly attributable to an increase in trade and other receivables of S$1,262,862 and a decrease in trade and other payables of S$2,899,972, partially offset by a decrease in inventories of S$156,228.

After payment of income tax of S$21,532 and interest of S$140,506, net cash used in operating activities amounted to S$1,640,384 (US$1,275,665).

Net cash used in investing activities amounted to S$119,144 (US$92,655), mainly attributable to purchases of property and equipment of S$124,916, partially offset by interest income received of S$5,872.

Net cash used in financing activities amounted to S$366,970. Financing cash outflows mainly comprised repayment of lease liabilities of S$1,725,919, repayment of borrowings of S$124,009 and increases in amounts due from related parties and third parties. These were partially offset by proceeds from borrowings of S$3,000,000, non-controlling interest contributions of S$350,642, share-based payment reserve contributions of S$150,000 and write-off of right-of-use assets of S$261,713.

As a result of the above, cash and cash equivalents decreased by S$1,701,163 from S$3,044,466 as at June 30, 2025 to S$1,343,303 (US$1,044,640) as at December 31, 2025.

CAPITAL EXPENDITURES, COMMITMENTS AND CONTINGENT LIABILITIES

Commitments

As at December 2025 and 2024, our Group was committed to making the following rental payments in respect of operating leases:

	As at		As at
	December 31, 2025		December 31, 2024
	(US$’000)	(S$’000)	S$’000)

Within one year	1,702	2,189	986

Between one year and five years	3,000	3,857	1,507

Total	4,702	6,046	2,493

Material capital expenditures and contingent liabilities

There were no material capital expenditures other than routine purchases of medical, computer and office equipment. The Group has no known contingent liabilities as at December 31, 2025.

SIGNIFICANT ACCOUNTING POLICIES CHANGES

The accounting policies have been consistently applied by the Group during the years under review, except for the changes in accounting policies as discussed in the consolidated financial statements appended to this document.